Reliance
Industries Limited

07027610

RECEIVED
2007 OCT 29 P 1:55

October 26, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 31	October 26, 2006	Copy of Unaudited Financial Results of the Company for the quarter / half year ended September 30, 2007, along with the Chairman's address, sent to shareholders of the Company.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

PROCESSED
OCT 31 2007
THOMSON
FINANCIAL

dw 10/30

Encl : a/a

Reliance
Industries Limited

October 26, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Scrip Code : 500325

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Trading Symbol: 'RELIANCE EQ'

Dear Sir,

Sub : Unaudited Financial Results for the quarter/half year ended September 30, 2007 along with the Chairman's address

Pursuant to Clause 31 of the Listing Agreement, we forward herewith six (6) copies of the Unaudited Financial Results of the Company for the quarter / half year ended September 30, 2007, along with the Chairman's address that was made at the Annual General Meeting on October 12, 2007, sent to the Shareholders of the Company, for your information and records.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

Copy to (*alongwith a copy of subject results*):
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
S A 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg

National Securities Depository Limited
Trade World, A wing, 4th & 5th Floors,
Kamala Mills Compound,
Lower Parel, Mumbai - 400 013.

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers
16th Floor, Dalal Street
Mumbai - 400 023

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Uttar Pradesh Stock Exchange Association Limited
Padam Towers
14/113 Civil Lines
Kanpur 208 001
Phone: 2338115

Ludhiana Stock Exchange Association Limited
Feroze Gandhi Market
Ludhiana 141 001
Phone: 2412316

Delhi Stock Exchange Association Limited
DSE House
3/1 Asaf Ali Road
New Delhi 110 002
Phone: 2329 2417

Jaipur Stock Exchange Limited
Stock Exchange Building
Jawaharlal Nehru Marg
Malvia Nagar Road
Jaipur 302 017
Phone: 272 9081

Bhubaneswar Stock Exchange Limited
6th Floor, IDCO Towers
Janpathi
Bhubaneswar 751 007
Phone: 254 5092

Calcutta Stock Exchange Association Limited
7 Lyons Range
Calcutta 700 001
Phone: 2220 9366

Gauhati Stock Exchange Limited
Saraf Buildings Annexe
A.T. Road
Gauhati 781 001
Assam
Phone: 2541 722

Magadh Stock Exchange Association
9th Floor, Ashiana Plaza
Budh Marg
Patna 800 001
Phone: 2220 960

The Ahmedabad Stock Exchange Limited
Kamdhenu Complex
Opp. Sahajnand College
Panjarapole
Ambawadi
Ahmedabad 380 001
Phone : 2630 7971

Vadodara Stock Exchange Limited
Fortune Towers
Dalal Street
Sayajigunj
P.B. No.2547
Vadodara 390 005
Phone: 2340 378

Madhya Pradesh Stock Exchange Limited
Palika Plaza, Phase II
201 Iind Floor, MTH Compound
Indore 452 001
Phone: 243 2842

OTC Exchange of India
92 Maker Towers 'F;
Cuffe Parade
Mumbai 400 005
Phone: 2218 8164

Pune Stock Exchange Limited
Shivleela Chambers
752 Sadashiv Peth
RB Kumthekar Marg
Pune 411 030
Phone: 9520 – 4485701

Saurashtra Kutch Stock Exchange Limited
Popatbhai Sorathia Bhavan
Sadar Bazar
Rajkot 360 001
Phone: 2442 125

Inter-connected Stock Exchange of India
International Infotech Part, Tower 7
5th Floor, Sector 30
Vashi
Navi Mumbai 400 703
Phone: 2781 2056

Reliance
Industries Limited

Bangalore Stock Exchange Limited
"Stock Exchange Towers"
No.51, 1st Cross, J.C. Road
Bangalore 560 027
Phone: 5157 5234

Madras Stock Exchange Limited
Exchange Building
11 Second Line Beach
Post Box No.183
Chennai 600 001
Phone: 2522 4382

Chochin Stock Exchange Limited
MES, Dr. P.K. Abdul Gafoor Memoral Cultural Complex
36/1565, 4th Floor
Judges Avenue, Kaloor
Cochin 682 017
Phone: 22401898

Coimbatore Stock Exchange
"Stock Exchange Building"
683-686 Trichy Road
Coimbatore 641 005
Phone: 2315 100

Hyderabad Stock Exchange Limited
3-6-275 Himayatnagar
Hyderabad 500 029
Phone: 2343 5455

Mangalore Stock Exchange Limited
Kodialbail, 4th Floor
Ram Bhavan Complex
Mangalore 575 003
Phone: 2440 581

Reliance
Industries Limited
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

October 18, 2007

My dear Shareowners,

I am pleased to inform you that the performance of Reliance Industries Limited (RIL) for the half year ended September 30, 2007 continues to be encouraging.

The Oil and Gas Exploration & Production business achieved several milestones. The Empowered Group on Ministers (EGoM) has approved the pricing formula for sale of gas from KG D6. The approval of market determined pricing will drive further investments in the sector.

In the refining and marketing business, RIL has acquired a majority stake and management control of Gulf Africa Petroleum Corporation (GAPCO). GAPCO owns and operates large storage terminalling facilities and a retail distribution network in East Africa. This acquisition is a strategic step for Reliance towards achieving its global vision in the petroleum downstream sector by integrating the entire value chain consisting of refining, shipping, trading, terminalling and marketing through retail and wholesale segments.

RIL expanded its global footprint in the petrochemicals business also wherein we signed an agreement to acquire the assets of Hualon Corporation in Malaysia. This acquisition will help RIL strengthen its position in the entire textile value chain and further consolidate its position as the world's largest polyester manufacturer with an annual capacity of 2.5 million tonnes.

In addition, we announced several expansion plans:

- Setting up of a 2 million tonnes per annum of olefins plant with matching downstream capacities.
- Setting up of the world's largest Integrated Combined Cycle Coke Gasification Complex (IGCC) with a capacity of 6 million tonnes per annum.
- Expanding its paraxylene capacity in two phases from 1.9 million tonnes to 4.5 million tonnes per annum.

Reliance Petroleum Limited (RPL), our subsidiary has set a blistering pace for its project implementation and has achieved over 70% overall progress in implementation of its large and complex refinery. RPL expects to complete the project ahead of the scheduled completion in December 2008.

Reliance Retail Limited (RRL), our subsidiary pursuing the organized retail initiative also made significant progress during the period. In less than 300 days of launching its first pilot in the form of "Reliance Fresh", RRL has opened over 300 similar stores in over 30 towns. Our pilot efforts in other formats also got underway. "Reliance Digital" a specialty store format for consumer durables and IT was opened in the NCR. The third format namely, "RelianceMart" was opened in Ahmedabad on the occasion of the 60th Independence anniversary of India. 'RelianceMart' is the India's largest hypermarket spread across 165,000 square feet of shopping area. Our rollout efforts have received encouraging response and RelianceOne, the loyalty programme at Reliance Retail now has over 2 million customers.

At an operating level, our world class assets have delivered a superior operating performance. The highlights of RIL's performance during the period under review are as follows:

- **Turnover was Rs. 64,692 crore** (US$ 16.24 billion), reflecting a **growth of 9%** over the corresponding period of the previous year.
- **Cash Profit increased by 20% to Rs. 10,223 crore** (US$ 2.57 billion).
- **Profit after tax was Rs. 7,467 crore** (US$ 1.87 billion) as against Rs. 5,706 crore for the corresponding period of the previous year, **representing an increase of 31%**
- **Gross Refining Margin for the quarter was at US$ 13.6 / bbl** and for the first half year of 2007-08 was US$14.5 / bbl.
- **Earnings Per Share (EPS) for the half year was Rs.51.40** (US$ 1.29) against Rs. 39.3 for the corresponding period of the previous year.
- **Contribution to the national exchequer** for the half year in the form of various taxes was **Rs.6,939 crore** (US$ 1.74 billion).
- **Exports were higher by 11% at Rs. 37,074 crore** (US$ 9.30 billion).

The Unaudited Financial Results and Segment Reporting for the quarter and half-year ended September 30, 2007 are attached for your information.

The Chairman's address that was made at the Annual General Meeting on October 12, 2007 in Mumbai is enclosed for your perusal.

I take this opportunity to wish you and your family members a Very Happy Diwali and a Prosperous New Year.

With Best wishes,

Sincerely,

Mukesh D. Ambani
Chairman and Managing Director

Unaudited Financial Results for the Quarter / Half - Year Ended 30th September 2007

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th September		Half-year Ended 30th September		Year Ended 31st March
		2007	2006	2007	2006	2007 (Audited)
1.	Turnover	33,402	31,422	64,692	59,325	118,354
	Less: Excise Duty / Service Tax Recovered	1,359	1,366	3,125	3,275	6,661
2.	**Net Turnover**	**32,043**	**30,056**	**61,567**	**56,050**	**111,693**
3.	Other Income	168	125	365	233	478
4.	**Total Income**	**32,211**	**30,181**	**61,932**	**56,283**	**112,171**
5.	a) (Increase) / decrease in stock in trade / work in progress	(920)	(995)	(42)	(1,429)	(655)
	b) Consumption of raw materials	21,872	22,388	41,046	40,343	76,872
	c) Purchases	2,402	240	3,238	529	1,821
	d) Staff cost	471	496	967	1,049	2,094
	e) Depreciation	1,129	1,213	2,254	2,314	4,815
	f) Other expenditure	2,437	2,863	4,904	5,861	11,515
	g) Total Expenditure	**27,391**	**26,205**	**52,367**	**48,667**	**96,462**
6.	Interest and Finance Charges	257	297	552	595	1,189
7.	**Profit before tax**	**4,563**	**3,679**	**9,013**	**7,021**	**14,520**
8.	Provision for Current Tax [including Fringe Benefit tax]	527	419	1,044	798	1,657
9.	Provision for Deferred Tax	199	260	502	517	920
10.	**Net Profit after tax**	**3,837**	**3,000**	**7,467**	**5,706**	**11,943**
11.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,394	1,394	1,394	1,394
12.	Equity Share suspense (Representing 6,01,40,560 Shares of Rs 10 each allotted to the shareholders of erstwhile IPCL on 13th October 2007)	60	60	60	60	60
13.	Reserves excluding revaluation reserves (as per un-audited balance sheet) of previous accounting year					**59,862**
14.	**Earnings per share (of Rs. 10) [including equity shares in suspense]**					
	Basic	26.4	20.6	**51.4**	39.3	**82.2**
	Diluted	26.4	20.6	**51.4**	39.3	**82.2**
15.	**Public shareholding [Excluding Equity Share Suspense and including Global Depository Receipts (GDR's)]**		-			
	- Number of Shares (in crores)			**68.31**	69.79	**68.31**
	- Percentage of Shareholding (%)			**49.02**	50.08	**49.02**

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. Indian Petrochemicals Corporation Limited (IPCL), engaged in the business of petrochemicals, has been amalgamated with the Company. The Scheme of Amalgamation was sanctioned by the Hon'ble High Court of Judicature at Bombay vide its Order dated 12th June, 2007 as modified vide its Order dated 11th July, 2007, and by the Hon'ble High Court of Gujarat at Ahmedabad vide its Order dated 16th August, 2007. The Scheme became effective on 5th September, 2007, the appointed date of the Scheme being 1st April, 2006. Consequently, the figures for quarter and half year ended 30th September, 2006 have been restated giving effect to the amalgamation.

3. The Company has reserved issuance of 6,96,75,402 Equity Shares of Rs 10/- each for offering to eligible employees of the Company and its subsidiaries under Employees Stock Option Scheme (ESOS). During the year 2006-07, the Company has granted 2,87,28,000 Options to the eligible employees for subscribing to equivalent number of fully paid-up equity shares of the Company. During the first half of 2007-08, the Company has further granted 27,000 options as per terms of the ESOS. The options would vest over a period of 7 years from the date of grant based on specified criteria.

4. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 890 crore (US$ 223 million) for the half year and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period.

5. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules, 2006 dated 7th December, 2006. Had the treatment as per AS 11 been followed, the net profit after tax for the half year would have been higher by Rs. 515 crore (US$ 129 million).

6. During the last quarter Reliance Hypermart Limited, Reliance Retail Travel & Forex Services Limited, Recron (Malaysia) Sdn Bdh, Gulf Africa Petroleum Corporation (Mauritius), Gapco Tanzania Limited, Gapoil Tanzania Limited, Gapco Kenya Limited, Transenergy Kenya Limited, Gapco Uganda Limited, Gapco Rwanda SARL and Gapco Zanzibar Limited have become subsidiaries of the Company.

7. Provision for Current Tax for the half year includes provision for Fringe Benefit Tax of Rs 19.0 crore (US$ 4.77 million).

8. There were no investors' complaints pending as on 1st July 2007. All the 1,889 complaints received during the last quarter were resolved and no complaints were outstanding as on 30th September, 2007.

9. The audit committee reviewed the above results. The Board of Directors at its meeting held on 18th October 2007 approved the above results and its release.

10. The statutory auditors of the Company have carried out a Limited Review of the results for the quarter / half year ended 30th September, 2007.

Unaudited Segment Information for the Quarter / Half-year Ended 30th September 2007

(Rs Crores)

	Quarter Ended 30th September		Half Year Ended 30th September		Year ended 31st March
	2007	2006	2007	2006	2007 (Audited)
1. Segment Revenue					
- Petrochemicals	12,961	12,888	26,174	24,654	50,371
- Refining	23,575	23,190	45,903	44,037	85,932
- Others	801	555	1,391	1,085	2,380
Gross Turnover (Turnover and Inter Divisional Transfers)	**37,337**	**36,633**	**73,468**	**69,776**	**138,683**
Less: Inter Segment Transfers	3,935	5,211	8,776	10,451	20,329
Turnover	**33,402**	**31,422**	**64,692**	**59,325**	**118,354**
Less: Excise Duty Recovered on Sales	1,359	1,366	3,125	3,275	6,661
Net Turnover	**32,043**	**30,056**	**61,567**	**56,050**	**111,693**
2. Segment Results					
- Petrochemicals	2,025	2,102	3,870	3,408	6,577
- Refining	2,321	1,489	4,878	3,524	7,724
- Others	390	365	691	649	1,335
Total Segment Profit before Interest and Tax	**4,736**	**3,956**	**9,439**	**7,581**	**15,636**
(i) Interest Expense	(257)	(297)	(552)	(595)	(1,189)
(ii) Interest Income	138	82	273	150	277
(iii) Other Unallocable Income Net of Expenditure	(54)	(62)	(147)	(115)	(204)
Profit before Tax	**4,563**	**3,679**	**9,013**	**7,021**	**14,520**
(i) Provision for Current Tax	(527)	(419)	(1,044)	(798)	(1,657)
(ii) Provision for Deferred Tax	(199)	(260)	(502)	(517)	(920)
Profit after Tax	**3,837**	**3,000**	**7,467**	**5,706**	**11,943**
3. Capital Employed (Segment Assets - Segment Liabilities)					
- Petrochemicals	30,585	34,388	30,585	34,388	32,127
- Refining	38,140	42,066	38,140	42,066	38,726
- Others	24,953	7,699	24,953	7,699	15,634
- Unallocated Corporate	14,614	8,123	14,614	8,123	12,288
Total Capital Employed	108,292	92,276	108,292	92,276	98,775

Notes to Segment Information for the Quarter / Half Year Ended 30th September, 2007

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:
   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Poly butyl Rubber, Caustic Soda and Polyethylene Terephthalate.
   b) The **refining** segment includes production and marketing operations of the petroleum refinery.
   c) The smaller business segments not separately reportable have been grouped under the "**others**" segment. This comprises of the following:
      • Oil and Gas • Textile
   d) Capital employed on other Investments and income from the same is considered under "un-allocable".

Towards A Quantum Leap

CHAIRMAN'S STATEMENT

Thirty-third Annual General Meeting

Friday, 12th October, 2007

Reliance
Industries Limited

Growth is Life

3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

Dear Shareowners,

It gives me great pleasure to welcome you to the 33rd Annual General Meeting of Reliance Industries Ltd.

On September 6, 2007, Indian Petrochemicals Corporation Limited (IPCL) was formally merged with Reliance Industries Limited.

I would like to extend a warm and special welcome to all IPCL shareholders joining the Reliance family.

The Company's accounts for the year ended March 31, 2007, along with the Directors' and Auditors' report, a Letter to Shareholders and Management's Discussion and Analysis, have already been circulated to you.

With your permission, I would like to take them as read.

1. Strategic Perspective

Dear Shareowners,

This Annual General Meeting has more than an ordinary significance.

Firstly, because we present to you today the distance Reliance has traversed during recent years.

This will confirm what you have always believed: that Reliance always delivers more than what it promises.

Secondly, we wish to share with you the direction of Reliance's forward path.

This will give you an idea of how Reliance plans to generate unprecedented value for its shareholders, how it proposes to occupy leading positions in the world in its existing businesses and how it will continue to be a catalyst for India's transformation as a great economic power.

We are building on the foundation laid by our Founder Chairman, Shri Dhirubhai Ambani.

His spirit continues to radiate Reliance and inspire us to constantly scale newer heights.

At the end of this AGM, you will have a glimpse of where you will find Reliance on the global map in the next five years.

All this should not come as a surprise to those who are aware of the history of Reliance.

The evolution of Reliance has been marked by the creation of several growth platforms.

Historical growth platforms in textiles, polyester, petrochemicals and petroleum refining initiatives have been established.

And now, new growth platforms around oil and gas, organized retailing, infrastructure and agro-rural initiatives are being planned and implemented.

Each of these growth platforms inherently address India's economic and social imperatives – particularly in energy security, farm prosperity and infrastructure.

And each of these growth platforms have created unprecedented value for you, Dear Shareowners.

Now the time has come for Reliance to scale higher peaks.

Leverage the strengths it has created in India to expand globally.

And to use its enormous capabilities and take a quantum leap.

Reliance is poised for a quantum leap, on the strength of its growth platforms in India.

2. Shareholder Value

Five years ago, in 2002, you entrusted me with the responsibility of guiding the affairs of Reliance Industries Limited, as the Chairman.

Today, I propose to present to you a snapshot of the performance of Reliance since then.

I am pleased to say that, over the last five years, Reliance shareholders have seen unprecedented wealth creation.

Between March 2002 and yesterday, the market capitalization of Reliance Industries Limited has grown from Rs. 41,989 crore (US$ 8,604 million) to Rs. 382,259 crore (US$ 97,267 million).

This does not take into account the value unlocked for shareholders on demerger in the year 2005-06.

This represents a nine-fold growth, over and above the shares received on demerger, and an increase of almost 50 per cent year after year.

We have built on the tradition set up by our Founder Chairman Shri Dhirubhai Ambani to keep shareholders' interests paramount.

We remain firmly committed to adhere to this principle.

3. Business and Financial Performance

The foundation for value creation by Reliance is embedded in shareholder trust.

The edifice is embodied in concrete business performance.

I am happy to report to you that Reliance continues to surpass previous records in financial performance.

During the year 2006-07, we crossed two significant milestones – the Rs. 100,000 crore (US$ 23,000 million) mark in turnover and the Rs. 10,000 crore (US$ 2,300 million) mark in net profits to reach Rs.11,943 crore (US$ 2,747 million).

This is a dual distinction for Reliance.

And makes Reliance the first Indian private sector company to be in this league.

Reliance is the largest exporter from India.

Exports to over 100 countries were valued at Rs. 66,627 crore (US$ 15,327 million) and made up 12% of India's exports

In the last five years, return on equity has increased from 14.8% to 23.5%.

Return on capital employed has increased from 13.2% to 20.5%.

Net gearing has improved from 36% to 25%.

Reliance group conducted two benchmark borrowings of US$ 2 billion each from the international bank loan market.

Reliance is the only private sector company whose international debt is rated at investment grade by three international credit rating agencies – S&P, Moody's and FITCH.

The value of marketable securities with Reliance, including investments in Reliance Petroleum Limited, have a value, at current market prices, of approximately Rs. 110,000 crore (US$ 28 billion).

This, along with the conservative financial position, will give Reliance the ability to pursue both organic and inorganic growth opportunities of significant scale and size in the future.

4. Polyester

Dear Shareholders,

In the 2005 Annual General Meeting, I had talked of the polyester business of Reliance becoming a global leader.

Almost all of this has been built in India, based on innovation and cost leadership.

Today we are engaged with taking the polyester platform globally.

Reliance recently signed agreements to acquire the Malaysian assets of Hualon Corporation in order to increase its global presence in the polyester business.

This will add another half a million tonnes per year of polyester capacity, apart from bringing a global textile play.

Reliance today enjoys a 7 % global market share in the textile polyester business.

India, China and South East Asia have nearly 80% of global textile polyester capacity, along with presence in downstream textiles.

The current market situation in this region provides opportunities for consolidation in the industry.

Having a presence in these countries will add a new dimension to the polyester portfolio.

Global leadership in polyester extends to fibre intermediates as well.

Reliance commissioned a 730,000 tonnes per year PTA plant at Hazira.

This makes Reliance the fourth largest producer of PTA in the world.

Reliance is already the fourth largest producer of paraxylene in the world.

I am happy to announce the expansion of paraxylene capacity from 1.9 million tonnes per year to 4.5 million tones per year in two phases at Jamnagar with refinery integration.

With this expansion, Reliance will have 15% of global paraxylene capacity.

This will further enable us realize our vision and help build a leadership position in the polyester business.

Reliance will continue to organically build the polyester business in India.

Concurrently, Reliance will leverage the India-based strength to pursue inorganic growth opportunities in Asia for textiles and in Europe and North America for PET.

5. Petrochemicals

The strategy of building strength in India first and then leveraging it to build a global business can be seen in the petrochemicals business as well.

Consistent with this strategy, Reliance merged Indian Petrochemicals Corporation Limited (IPCL) to create one petrochemical entity in India.

Consequently, Reliance's ethylene capacity more than doubled to 1.6 million tonnes per year.

In the same strategic vein, Reliance will be building a new petrochemical complex at Jamnagar.

This will be the largest petrochemical complex in the world with a capacity of 2 million tonnes per year of olefins with matching downstream capacities.

It would also be one of the most competitive ethylene crackers in the world, given its unique design and configuration based on refinery off-gases as primary feedstock.

With this complex, the ethylene capacity of Reliance will further double to 3.2 million tonnes per year.

Reliance is also expanding the derivatives footprint beyond traditional commodity petrochemicals to specialities such as ethylene oxide derivatives and acrylics.

On the strength of the India play, Reliance will be extending its petrochemical participation to countries with feedstock advantage and high-growth markets, such as Egypt and Russia.

In essence, the petrochemicals business follows the path to global leadership set by the polyester business.

6. Petroleum Refining and Marketing

The Jamnagar refinery has been a huge growth and value driver for Reliance.

This year, Reliance converted the existing refinery into a 100% Export Oriented Unit.

Reliance is creating greater value with the Jamnagar refinery expansion project, under the auspices of Reliance Petroleum Limited.

This project is being implemented at a blistering pace with 75,000 people working relentlessly on site.

Looking at the progress made till date, I am pleased to inform you that the refinery is expected to be completed ahead of schedule at nearly half the capital cost of international refineries of similar size.

Reliance is extending its competitiveness at Jamnagar with ongoing investments.

I am pleased to inform you that Reliance will build, at Jamnagar by the year 2012, the world's largest Integrated Combined Cycle Coke Gasification Complex (IGCC) with a capacity of 6 million tonnes per year.

This complex will gasify all the petroleum coke from the refinery, adding to its complexity, even more bottom-of-the-barrel upgradation and further value addition.

The two refineries combined with IGCC, the olefins complex and the aromatics complex will indeed make the Jamnagar complex, what is called in the energy industry parlance, a 'Super Site'.

Over the next 3 to 4 years, Reliance will be investing 8 to 9 billion US dollars in the Jamnagar 'Super Site', with considerable profitability potential.

While similar projects all over the world have to contend with time delays and cost over-runs, Reliance will bring its unique execution capability to complete this project within targets and thereby create significant value.

On the domestic petroleum retailing side, the market is on a growth trajectory, consistent with economic growth rates.

Reliance is well-positioned in this market with 1,400 outlets across India.

A policy regime skewed against private sector marketing companies like Reliance has dampened the 14% market share that Reliance had garnered.

Reliance is however confident that, with a level playing field, the petroleum retail network would be value enhancing.

In the meantime, Reliance is leveraging the skills and competencies that have been developed in India to take the refining and marketing business global.

As a first step towards this, Reliance has acquired a majority stake and management control of Gulf Africa Petroleum Corporation (GAPCO).

GAPCO has significant presence in the petroleum downstream sector in African countries, including Tanzania, Uganda, Rwanda and Kenya in East Africa.

The GAPCO acquisition signals the readiness of Reliance to leverage its manufacturing and marketing skills to build positions in the global refining business.

7. Exploration and Production

Dear Shareholders,

In its formative years, Reliance placed a big bet on polyester, which fuelled the historic growth of Reliance.

At the turn of this century, Reliance took a big bet on India's hydrocarbon potential.

This is energising Reliance in an unprecedented manner.

Reliance has invested over 2 billion US dollars and is committed to investing about 4 billion US dollars of risk capital in the coming years to realise the hydrocarbon potential of India.

This investment, combined with the exceptional leadership and talented work force, equipped with state-of-the-art technologies, tools, systems and processes, is helping Reliance create history.

Oil and gas exploration and production is on the threshold of unprecedented value creation for Reliance.

It is set to fundamentally transform Reliance's earnings growth profile.

It will not only establish Reliance as a global player in the upstream energy business, but also enable India's march towards energy security - a critical national imperative.

In just seven years, Reliance has demonstrated that four exploration basins in India - Krishna-Godavari, Mahanadi, Saurashtra and Cauvery – are rich in hydrocarbons and that their potential may extend way beyond currently explored areas.

Today, Reliance ranks among the top 20 private upstream companies globally, a feat achieved in less than seven years.

Committing and expending significant risk capital has helped Reliance successfully build a world-class portfolio of assets - 425,000 square kilometres of acreage globally, with 340,000 square kilometres in India and 85,000 square kilometres overseas.

During the year, Reliance won seven new deepwater blocks - two in Krishna Godavari and five in Mahanadi – as part of the NELP-VI round of bidding.

During the year, Reliance also had ten new discoveries:

- two significant crude oil discoveries in the east coast deep-water basins of Cauvery and Krishna Godavari
- four more gas discoveries in the prolific Krishna Godavari D6 block
- two gas discoveries in Gujarat-Saurashtra offshore basins and
- one gas discovery each in the shallow-waters of Mahanadi and Krishna Godavari

With an overall success rate of about 60%, Reliance is among the most successful deepwater exploration companies in the world.

So far we have had 36 hydrocarbon discoveries, which have all been named after Dhirubhai.

I am looking forward to the day when Reliance will have a Dhirubhai 100 discovery.

Our discoveries have mostly been gas finds.

But the crude oil discoveries in Cauvery and Krishna Godavari basins mark a new chapter in the oil and gas exploration and production program of Reliance.

I am happy to report that we are making rapid progress on the development front.

The targeted discovery to development period of six years, as against a global benchmark of eight years, makes it the fastest deep-water development projects of this magnitude in the world.

The gas development project involves developing and building India's first and the world's largest and most complex deep-water gas production system.

This will entail installing steel equipment that weigh 110,000 metric tonnes and flow lines that are 2,000 kilometres long on the sea-bed, at depths of 3,000 metres in extremely harsh conditions.

It will involve one of the largest sub-sea installation spread, requiring deployment of over 60 offshore vessels, a sub-sea architecture created by remote operated robotic vehicles and an on-shore terminal.

The first gas discoveries in Krishna Godavari are expected to be in production in the second half of the financial year 2008-09.

Reliance envisages a production of 80 million cubic metres per day of gas from Dhirubhai 1 and 3 gas fields within the first year of operations, which will double India's current indigenous gas production.

The gas production rate will be equivalent to about half a million barrels of crude oil per day, representing 30% of India's current oil import.

At current prices of gas and crude oil, this means a savings of Rs 36,000 crore (US$ 9 billion) annually, with multiplier effect on the Indian economy.

As I shared with you last year, Government policies with respect to gas transportation necessitate a separate company to own and operate pipelines on a common carrier mandate.

Reliance Gas Transportation Infrastructure Limited has this mandate and is building a 1,400 kilometre, 48 inch diameter East-West pipeline from Kakinada to Gujarat to transport gas.

The pipeline is expected to be commissioned well before the first gas target for KG D6.

It would be connected to major trunk networks in India to access all major consumption centres.

In the process, Reliance would bring clean energy to the doorsteps of millions of households in India and, thereby, bring about an environment -friendly energy revolution.

Reliance has also started committing gas to core fertiliser and power sectors, consistent with national priorities.

The Government of India has recently approved a market-based price for sale of gas to be produced from KGD6.

In doing so it has upheld the provisions of the production sharing contract under the New Exploration and Licensing Policy.

Market determined pricing will drive further investments in this sector.

Along with gas development, Reliance is working on an early production system for expeditious monetisation of the crude oil discovery.

First oil is targeted for commencement in the second half of 2008-09, with an estimated peak production of 40,000 barrels per day.

Building on the competencies developed in India, Reliance is taking the oil and gas portfolio globally.

In just three years, Reliance and its 100% owned subsidiary in Dubai have been awarded 8 blocks with an acreage of 85,000 square kilometres in prospective areas – 2 each in Yemen, Oman and Columbia, one each in East Timor and Australia.

In addition, Reliance has a 25% interest in a production block in Yemen.

I am confident that Reliance would see more discoveries in the coming years through an aggressive exploration program both in India and globally.

Currently, the global 2P gross reserve base of Reliance is estimated at about 4.4 billion barrels of oil equivalent.

We have set for ourselves a target of 10 billion barrels of oil equivalent of 2P gross reserves globally.

I am counting on your blessings, as well as on the excellent leadership and talented professionals in the upstream business in Reliance, to achieve this target.

The pathway to this target will also involve engaging in several world-class partnerships.

It will place Reliance well on the path to be a global energy major.

And India well on the road to energy security.

8. Organised Retailing

Dear Shareholders,

Last year, I spoke of the transformational initiative in the retailing domain.

Transformational initiatives always come with challenges.

More so, when an initiative seeks to change a system that has been in place for centuries.

There have been concerns in some quarters on the roll-out of the organised retail initiative.

These concerns have sensitised Reliance to enhance the level of engagement and inclusiveness with all constituents.

Our organised retail initiative is configured to increase income in the hands of farmers and serve consumers by improving supply chain and distribution efficiency.

We want to achieve these twin goals by reducing wastage.

We are sensitive to the interests of small shopkeepers.

Our retail initiative will, in no way, jeopardise their interests and that of small vendors who service consumers.

In fact, our initiative will enable them improve their income and serve consumers better.

It will also generate significant employment opportunities – both full time and flexible time - particularly in rural India for those who are weak on employability.

Let me give you a small and simple example of how these benefits are playing out.

Banana is considered a poor man's fruit.

Reliance is bringing to farmers, to begin with in Gujarat, Maharashtra and Andhra Pradesh, high quality tissue cultured banana plants that yield 35 to 40 kilograms per bunch of fruits as against 20 kilograms with conventional cultivation.

Reliance directly buys these bananas from farmers at prices that are 10 to 15 % higher than what they get through conventional channels, apart from having correct weighment.

Reliance also uses ripening processes that result in safe to eat bananas.

Imagine the difference this is making to incomes of farmers and purchasing power of consumers and to rural prosperity, apart from quality upgradation in agronomy and food produce.

The agro-rural platform that we are building is extending this framework to several other food produce.

We stand committed to what we have set out to achieve.

It is my conviction that the organised retail initiative will gain momentum once the benefits are fully understood.

And the benefits it will bring to all sections of society will be fully appreciated.

In the pilot phase, Reliance Retail has opened 300 stores in 30 cities and 12 states, since its launch in November 2006.

Specialty stores focussed on consumer durables and information technology products and apparels - called *Reliance Digital and Reliance Trends* - opened in different cities in India.

In addition, India's largest hypermarket, *RelianceMart*, spread over 165,000 sq.ft. was opened in Ahmedabad.

Reliance Retail is today about 6,000 professionals strong.

They are engaged with rolling out a number of verticals:

- food and grocery
- fast moving consumer goods, health and wellness
- apparels
- electronic goods
- lifestyle products and services
- home and furniture
- luxury goods
- financial and travel advisory services
- entertainment and information
- educational products and services

In all these areas, Reliance is building partnerships with global leaders.

Reliance Retail is also starting, on a pilot basis, stores focused on rural distribution at the village and block levels.

Reliance Retail will also be developing pilot business-to-business distribution centres in India.

In these distribution centres, the small retailer will find a partner who will help improve the range of products, increase margins and reduce working capital with access to thousands of products when needed.

And the small manufacturer will benefit with linkages to thousands of bulk buyers.

Underlying the organised retail initiative is the creation of the next-generation physical distribution system.

Reliance is building an overarching, pan-India transportation, warehousing and logistics infrastructure.

Integral to this infrastructure is an information technology network, systems and processes.

One of the salient features of the organised retailing network is its engagement with consumers.

Today, even on a pilot basis, Reliance has a direct engagement with more than 1.5 million consumers, who are part of the RelianceOne club.

This number is bound to grow exponentially, as the organised retailing initiative comes into full bloom.

A combination of economic gains for farmers, strong value proposition for consumers, inclusiveness of small shopkeepers, an overarching physical distribution and logistics infrastructure and, above all, greater rural prosperity, makes the organised retailing initiative of Reliance indomitable.

I am confident that the 6,000 strong professionals of Reliance Retail will bring about a transformation in India.

9. Infrastructure

The infrastructure initiative of Reliance is yet another transformational one.

India needs large-format, world-class infrastructure to catalyze economic development.

Reliance is committed to contribute to this dire national need.

Reliance Haryana SEZ Limited is developing a multi-product and multi-services Special Economic Zone at Gurgaon.

Reliance will have 90% ownership and the Haryana Government will have 10% ownership of Reliance Haryana SEZ.

Reliance Haryana SEZ has already acquired about 8,300 acres of land and will be developing the first phase over 1,200 acres of land with a focus on multi-services.

Integral to the SEZ would be a captive power plant, an international cargo airport, a logistics hub and social infrastructure.

Reliance is committed to building large-format special economic zones, so as to be able to support captive utilities and logistics as also to help leapfrog economic development.

10. Talent Management

Talent has always been a critical imperative for success of any organisation.

More so, in today's context of constraints in talent availability, not only in India, but also in most parts of the world.

Reliance has a large and young work force.

They are diverse - on gender, education, nationality and geographical location.

Reliance provides them unprecedented work and growth opportunities.

And now, increasingly global opportunities.

We are putting significant efforts in leadership development, as also in making our people world-class through the exposure they get in Reliance.

As I had promised you last year, Reliance introduced the largest Employee Stock Options Scheme in India, with significant wealth creation potential aligned to performance.

Today, Reliance has breadth and depth in its talent pool, consistent with the diverse and integrated nature of its businesses.

And Reliance will be strengthening this position further.

11. Future Perspectives

Dear Shareholders,

There are five fundamental strategic shifts taking place in Reliance.

The first shift is from organic to both organic and inorganic growth.

Traditionally, Reliance has grown by building businesses from scratch.

This strategy cannot entirely drive growth in an era of intensive global competitiveness, rapid technological change and limited windows of market opportunities.

Reliance is therefore actively pursuing an acquisition mode of growth.

Our recent acquisitions in Malaysia and Africa are forerunners to the unfolding of an acquisition-led strategy.

The second shift is from full ownership to both partnership and full ownership.

Traditionally, Reliance has grown by owning businesses one hundred percent, save for exceptions.

With globalization and the constant quest for new initiatives, this approach may be inadequate across all product, market and technology contexts.

Reliance is therefore forging new partnerships.

Reliance envisages an ecosystem of partnerships with global companies that can be hugely value accretive.

These partnerships will be founded on the principles of shared visions of growth, mutually reinforcing competencies and value propositions.

The association with Chevron in the Jamnagar refinery expansion project and with world leaders in consumer products in the organized retailing initiative are pointers.

The third shift is from industrial and services sectors to also cover agriculture and rural sectors.

Traditionally, Reliance has grown on the strength of its industrial and services play.

This strategy cannot entirely determine growth in a context of the income and development divide in India.

Reliance is therefore factoring the agriculture and rural sectors in its growth paradigm.

Our recent emphasis on bridging the farmer with global consumers, through the organized retailing initiative, is a precursor to an agro-driven strategy.

This is probably for the first time that a corporate in India has focused on the agriculture and rural sectors as fulcrums for growth.

Reliance will work with farmers in creating economic opportunities.

The fourth shift is in innovation.

Traditionally, Reliance has grown on the strength of licensing technologies.

This strategy has limitations in its play in the context of technology-driven opportunities and global competitors harbouring India aspirations.

Reliance therefore has an imperative to invest in innovation.

We will be building a Reliance Centre for Technology at Navi Mumbai.

We are also creating an Innovation Council at Pune.

This Council will have several Nobel Prize winners and global thought leaders.

The fifth shift is on building sustainable global growth.

On one hand Reliance will be building sustainable agro-rural initiatives and, on the other, Reliance will be engaging with several countries in its global play.

Reliance is emerging as India's true multinational; on size, scale, presence and participation globally.

We are building on the foundation laid by our Founder Chairman, Shri Dhirubhai Ambani.

Dear Shareowners,

Before I conclude, I would like to strike a personal note.

Recently, there have been several reports in the media on my personal wealth.

Frankly, I am amused by these reports.

Because I have never thought of myself in these terms.

Nor have I worked in any way for these epithets.

The money you accumulate merely gives you an opportunity to make a difference.

But only if we make use of it to create wealth for the nation and to look for a social return.

I measure my success by the value that I create for my shareholders and the assets that we, as a company, create for the nation as a whole.

My wealth and your wealth are inevitably linked to our growth.

If Reliance grows and India prospers, it matters little to me whether my personal fortunes are measured in billions or millions.

True wealth lies in what you give to society and to the country, the real assets that you build, the institutions you nurture and the contribution you make to all-round prosperity.

And how you empower young people.

I am proud of the human capital I have helped build.

Those thousands of young people who have made Reliance what it is today.

And who are raring to take India and Reliance to greater heights.

Finally, I believe true wealth consists of what we create for you, Dear Shareowners.

This is what I would continue to strive for, through Reliance.

This is what I have learnt from Dhirubhai Ambani.

He was my father, teacher and leader.

His spirit radiated Reliance.

He has bequeathed to us an invaluable legacy and, for me, this is more precious than anything else.

He had big, very big dreams for Reliance and for India.

It is these dreams that I have inherited.

Nothing gives me greater joy than translating them into reality.

I am institutionalising systems and processes to motivate the entire Reliance family to implement his dreams.

And, in this, I am sure I will continue to receive your blessings, your support and your unflinching trust.

12. Acknowledgements

I would like to take this opportunity to thank the Central and State Governments, the Governments of all the countries where Reliance operates, shareholders, investors, bankers, financial institutions, lenders, suppliers and customers for their consistent and resolute support.

I thank all my colleagues on the Board for their unanimous support and immense encouragement.

Finally, I would like to specially acknowledge the commitment and dedication of the entire Reliance team in creating and sustaining a world class enterprise.

Thank you.

Mumbai
October 12, 2007

Mukesh Ambani
Chairman and Managing Director

Note: This does not purport to be a record of the proceedings of the 33rd Annual General Meeting of the Company

END